

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

Via E-mail
Tim Coughlin, C.P.A.
Vice President and Chief Financial Officer
Neurocrine Biosciences, Inc.
12780 El Camino Real
San Diego, CA 92130

> **Re: Neurocrine Biosciences, Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2012**
> **Filed February 8, 2013**
> **File No. 000-22705**

Dear Mr. Coughlin:

We have reviewed your June 26, 2013 response to our June 18, 2013 comment letter and have the following additional comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Risk Factors
"We license some of our core technologies and drug candidates from third parties…," page 24

1. We note your response to our prior comment. In addition to filing the Mount Sinai agreement as an exhibit to your next 10-Q and disclosing its material terms, please confirm in your response to us that you will eliminate language in future periodic reports indicating that you are dependent on the license agreement with Salk and the license agreement with the Research Development Foundation. For example, we note such disclosure in the risk factor on page 24 of your annual report.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Nathan J. Nouskajian, Esq.
        Cooley LLP